SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Palo Alto Networks, Inc.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

0.00% Convertible Senior Notes due 2030

(Title of Class of Securities)

23248V AC9

(CUSIP Number of Class of Securities)

Bruce Byrd, Esq.

Executive Vice President and General Counsel

Palo Alto Networks, Inc.

3000 Tannery Way

Santa Clara, California 95054

(408) 753-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gregory E. Pessin, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY

STATEMENT

Palo Alto Networks, Inc., a Delaware corporation (the “Parent” or “Palo Alto Networks”), in accordance with the Indenture, dated as of June 10, 2025 (the “Base Indenture”), among CyberArk Software Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (the “Company” or “CyberArk”), and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), and the First Supplemental Indenture, dated as of February 11, 2026 (the “Supplemental Indenture”, and the Base Indenture, as amended, supplemented or otherwise modified from time to time, including by the Supplemental Indenture, the “Indenture”), among Parent, the Company, and the Trustee, relating to the 0.00% Convertible Senior Notes due 2030 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein, filed this Tender Offer Statement on Schedule TO (“Schedule TO”) with respect to the right of each holder (the “Holder”) of the Notes to require the repurchase for cash all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $100,000 or an integral multiple of $100,000, on March 24, 2026, pursuant to the terms and conditions of the Offer to Purchase, dated February 19, 2026 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), attached hereto as Exhibit (a)(1), the Indenture and the Notes.

This Schedule TO is provided in connection with the acquisition by Palo Alto Networks of CyberArk pursuant to the Agreement and Plan of Merger, dated as of July 30, 2025, by and among Palo Alto Networks, CyberArk and Athens Strategies Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Palo Alto Networks (“Merger Sub”), pursuant to which Merger Sub merged with and into CyberArk, with CyberArk continuing as the surviving corporation and a wholly owned subsidiary of Palo Alto Networks, on February 11, 2026.

Holders may tender their Notes until 5:00 p.m., New York City time, on March 20, 2026.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Purchase is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is CyberArk Software Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Palo Alto Networks, Inc., a Delaware corporation. Palo Alto Networks is a global cybersecurity provider that protects our digital way of life with a comprehensive portfolio of cybersecurity solutions and platforms across Network, Cloud, Security Operations, AI and Identity. Palo Alto Networks was incorporated in 2005 and is headquartered in Santa Clara, California. Shares of common stock, par value $0.0001 per share, of Palo Alto Networks are publicly traded on NASDAQ under the symbol “PANW”.

Palo Alto Networks’ principal executive offices are located at 3000 Tannery Way, Santa Clara, California 95054 and its telephone number is (408) 753-4000.

(b) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 2—Information Concerning the Notes” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 2.4—Market for the Notes and PANW Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the sections entitled “Summary Term Sheet,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 2—Information Concerning the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 3—Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 4— Right of Withdrawal,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 5— Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 6—Notes Acquired or Converted,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 7—Plans or Proposals of Parent,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of Parent in the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 9 —Agreements Involving the Company’s Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 10—Purchases of Notes by Parent and Its Affiliates” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 11—Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the section entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of Parent in the Notes” of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Except as noted in the information set forth in the sections entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 1—Information Concerning Palo Alto Networks and CyberArk,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 9—Agreements Involving the Company’s Notes” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 10—Purchases of Notes by Parent and Its Affiliates” of the Offer to Purchase, which is incorporated herein by reference, and as set forth below, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of Parent (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Palo Alto Networks is a party or subject to agreements, arrangements and plans affecting its securities, copies of which are included as exhibits hereto and descriptions of which have been filed with the SEC and are incorporated herein by reference, including in Palo Alto Networks’ Definitive Proxy Statement on Schedule 14A and Palo Alto Networks’ Form 10-K, Form 10-Qs and Registration Statements filings with the SEC.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in “Summary Term Sheet,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 1—Information Concerning Palo Alto Networks and CyberArk,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 2.1—The Obligation to Repurchase the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 6—Notes Acquired or Converted,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 7 —Plans or Proposals of Parent” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 12—Additional Information” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 5—Payment for Surrendered Notes; Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) There is no financing condition in connection with the obligation to pay the Fundamental Change Repurchase Price for the surrendered Notes.

(d) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 5—Payment for Surrendered Notes; Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 8—Interests of Directors, Executive Officers and Affiliates of Parent in the Notes” and Annex A of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 8—Interests of Directors, Executive Officers and Affiliates of Parent in the Notes” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 13—No Solicitations” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. Palo Alto Networks does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Repurchase Right is not subject to any financing conditions and the Repurchase Right applies to all outstanding Notes.

(b) Pro Forma Information. Palo Alto Networks does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Repurchase Right is not subject to any financing conditions and the Repurchase Right applies to all outstanding Notes.

Item 11. Additional Information.

(a) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 1—Information Concerning Palo Alto Networks and CyberArk,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of Parent in the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 9—Agreements Involving the Company’s Notes” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 12— Additional Information” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)

EXHIBIT NO.	DESCRIPTION

(a)(1)**	Offer to Purchase, dated February 19, 2026.

(a)(5)(A)**	Press Release, dated February 19, 2026.

(a)(5)(B)**	Notice to Holders and the Trustee and the Conversion Agent of CyberArk Software Ltd.’s 0.00% Convertible Senior Notes due 2030, dated February 19, 2026.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of July 30, 2025, by and among Palo Alto Networks, Inc., Athens Strategies Ltd. and CyberArk Software Ltd. (incorporated by reference to Exhibit 2.1 of Palo Alto Networks’ Current Report on Form 8-K filed on July 31, 2025).

(d)(2)*	Palo Alto Networks, Inc. 2012 Equity Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.2 of Palo Alto Networks’ Quarterly Report on Form 10-Q filed on November 26, 2019).

(d)(3)*	Form of 2012 Equity Incentive Plan Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 of Palo Alto Networks’ Quarterly Report on Form 10-Q filed on November 19, 2021).

(d)(4)*	Palo Alto Networks, Inc. Amended and Restated 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”) (incorporated by reference to Exhibit 10.1 of Palo Alto Networks’ Current Report on Form 8-K filed on December 11, 2025).

(d)(5)*	Form Award Agreements under the 2021 Equity Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.2 of Palo Alto Networks’ Quarterly Report on Form 10-Q filed on February 18, 2026).

(d)(6)*	Palo Alto Networks, Inc. 2012 Stock Purchase Plan, as amended and restated, and related form agreements (incorporated by reference to Exhibit 10.3 of Palo Alto Networks’ Quarterly Report on Form 10-Q filed on February 18, 2026).

(d)(7)*	RedLock Inc. 2015 Stock Plan, as amended, and related form agreements under RedLock Inc. 2015 Stock Plan, as amended (incorporation by reference to Exhibit 99.1 of Palo Alto Networks’ Registration Statement on Form S-8 filed on October 19, 2018).

(d)(8)*	Cider Security Ltd. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of Palo Alto Networks’ Registration Statement on Form S-8 filed on December 21, 2022).

(d)(9)*	US Sub-Plan to Cider Security Ltd. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 of Palo Alto Networks’ Registration Statement on Form S-8 filed on December 21, 2022).

(d)(10)*	Palo Alto Networks, Inc. Employee Incentive Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.2 of Palo Alto Networks’ Quarterly Report on 10-Q filed on November 25, 2014).

(d)(11)*	Palo Alto Networks, Inc. Deferred Compensation Plan effective June 1, 2022 (incorporated by reference to Exhibit 10.23 to Palo Alto Networks’ Annual Report on Form 10-K filed on September 6, 2022).

(d)(12)*	Palo Alto Networks, Inc. Amended and Restated Outside Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.4 to Palo Alto Networks’ Quarterly Report on Form 10-Q filed on February 23, 2022).

(d)(13)*	Palo Alto Networks, Inc. Continued Service Policy (incorporated by reference to Exhibit 10.3 to Palo Alto Networks’ Quarterly Report on Form 10-Q filed on May 20, 2022).

(d)(14)*	Amendment and Restated Employment Letter between Palo Alto Networks, Inc. and Nir Zuk, dated July 7, 2025 (incorporated by reference to Exhibit 10.14 of Palo Alto Networks’ Annual Report on Form 10-K filed on August 29, 2025).

(d)(15)*	Offer Letter between Palo Alto Networks, Inc. and Nikesh Arora, dated May 30, 2018 (incorporated by reference to Exhibit 10.2 of Palo Alto Networks’ Current Report on Form 8-K filed on June 4, 2018).

(d)(16)*	Offer Letter between Palo Alto Networks, Inc. and Josh Paul, dated August 5, 2021 (incorporated by reference to Exhibit 10.4 of Palo Alto Networks’ Quarterly Report on Form 10-Q filed on September 8, 2021).

(d)(17)*	Confirmatory Employment Letter with Updated Change in Control Protection between Palo Alto Networks, Inc. and Lee Klarich, dated December 19, 2011 (incorporated by reference to Exhibit 10.4 of Palo Alto Networks’ Quarterly Report on Form 10-Q filed on November 30, 2018).

(d)(18)*	Addendum to Employment Offer Letter by and between Palo Alto Networks, Inc. and Dipak Golechha, dated March 17, 2021 (incorporated by reference to Exhibit 10.1 of Palo Alto Networks’ Current Report on Form 8-K filed on March 19, 2021).

(d)(19)*	Addendum to Employment Offer Letter by and between Palo Alto Networks, Inc. and Dipak Golechha, dated February 18, 2022 (incorporated by reference to Exhibit 10.1 of Palo Alto Networks’ Quarterly Report on Form 10-Q filed on May 20, 2022).

(d)(20)*	Employment Offer Letter by and between Palo Alto Networks, Inc. and William “BJ” Jenkins, dated July 27, 2021 (incorporated by reference to Exhibit 10.1 of Palo Alto Networks’ Current Report on Form 8-K filed on August 12, 2021).

(d)(21)*	Addendum to Employment Offer Letter between the Palo Alto Networks, Inc. and William “BJ” Jenkins, dated February 18, 2022 (incorporated by reference to Exhibit 10.2 of Palo Alto Networks’ Quarterly Report on Form 10-Q filed on May 20, 2022).

(d)(22)*	Form of Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.2 of Palo Alto Networks’ Quarterly Report on Form 10-Q filed on May 21, 2025).

(d)(23)*	Credit Agreement, dated as of April 13, 2023 among Palo Alto Networks, Inc., the lenders party thereto and Wells Fargo, National Association, as administrative agent. (incorporated by reference to Exhibit 10.1 of Palo Alto Networks’ Current Report on Form 8-K filed on April 19, 2023).

(d)(24)*	Credit Agreement, dated as of April 13, 2023 among Palo Alto Networks, Inc., the lenders party thereto and Wells Fargo, National Association, as administrative agent (incorporated by reference to Exhibit 10.3 of Palo Alto Networks’ Quarterly Report on Form 10-Q filed on February 14, 2025).

(d)(25)*	Indenture, dated June 10, 2025, by and between CyberArk Software Ltd. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.1 of Palo Alto Networks’ Current Report on Form 8-K filed on February 11, 2026).

(d)(26)*	First Supplemental Indenture, dated as of February 11, 2026, by and among Palo Alto Networks, Inc., CyberArk Software Ltd. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.2 of Palo Alto Networks’ Current Report on Form 8-K filed on February 11, 2026).

(d)(27)*	Form of Global 0.00% Convertible Senior Note due 2030 (included in Exhibit (d)(24)).

(d)(28)*	Form of Amended and Restated Confirmation of Capped Call Transaction (incorporated by reference to Exhibit 4.4 of Palo Alto Networks’ Current Report on Form 8-K filed on February 11, 2026).

(d)(29)*	CyberArk Software Ltd. 2024 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of Palo Alto Networks’ Post-Effective Amendment No. 1 on Form S-8 to Form S-8 Registration Statement filed on February 11, 2026).

(d)(30)*	CyberArk Software Ltd. 2014 Share Incentive Plan (incorporated by reference to Exhibit 4.5 of Palo Alto Networks’ Post-Effective Amendment No. 1 to Form S-4 on Form S-8 filed on February 11, 2026).

(g)	Not applicable.

(h)	Not applicable.

(b)	Not applicable.

(c)	Filing Fee Table**

*	Incorporated by reference as indicated.
**	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Palo Alto Networks, Inc.

Dated: February 19, 2026	By:	/s/ Bruce Byrd
Bruce Byrd
Executive Vice President and General Counsel